Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Amendment No. 3 to the Registration Statement on Form S-4 of our report dated April 14, 2025, with respect to our audits of AlphaVest Acquisition Corp’s balance sheets as of December 31, 2024 and 2023, the related statements of operations, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2024 which appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

April 29, 2025